UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Announces Closing of its US$1.1 Billion Follow-on Offering on the New York Stock Exchange

New York, June 26, 2018 – PagSeguro Digital Ltd., or PagSeguro Digital (NYSE: PAGS), announced today that it closed its follow-on public offering by it and its selling shareholder, Universo Online S.A., or UOL, of 33,000,000 of PagSeguro Digital’s Class A common shares at a public offering price of US$29.25, representing an aggregate offering of US$965 million, of which 11,550,000 Class A common shares were offered by PagSeguro Digital and 21,450,000 Class A common shares were offered by UOL. UOL also granted the underwriters a 30-day option to purchase up to 4,950,000 additional Class A common shares at the public offering price less the underwriting discount. This option was exercised in full on June 22, 2018 and closed today, bringing the total aggregate offering to $1.1 billion. Immediately following this offering, PagSeguro Digital has a total of 326,684,418 common shares issued and outstanding, of which 161,063,557 shares are Class A common shares beneficially owned by investors other than UOL, representing a free float of 49.3%.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC acted as Global Coordinators. A copy of the final prospectus related to the offering may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; and Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

A registration statement on Form F-1, as amended, relating to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission, or the SEC. A copy of the registration statement on Form F-1 can be accessed through the SEC’s website at www.sec.gov. The offering was made solely by means of the written prospectus forming part of the effective registration statement on Form F-1.

This press release is announced as a matter of record only.

About PagSeguro:

PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on micro-merchants, small companies and medium-sized companies in Brazil. PagSeguro Digital’s business model covers all of the following five pillars:

•	Multiple digital payment solutions;
•	In-person payments via point of sale (POS) devices that PagSeguro Digital sell to merchants;
•	Free digital accounts;
•	Issuer of prepaid cards to clients for spending or withdrawing account balances; and
•	Operating as an acquirer.

PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of accepting payments, where its clients can transact and manage their cash, without the need to open a bank account. PagSeguro Digital’s end-to-end digital ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro Digital’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

SOURCE: PagSeguro Digital.

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

André Cazotto, +55 (11) 3914-9403

ir@pagseguro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director